JAMES TULIN

Jim2@oxfordhounds.com

President and Chief Operating Officer
Oxford Hounds Inc

President & COO
November 2019-Present

On Q Financial

July 2017-Present

Branch Manager

Scottsdale, Arizona

Nova Home Loans

Senior Loan Officer

November 2008-July 2017

Scottsdale, Arizona

Education

Arizona State University

1997-2001

Bachelor's degree – Business Administration